FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            .No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

1 February, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 1 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
1 February 2019	927,486	2,381.50	2,347.00	2,369.212053	LSE
1 February 2019	234,458	2,381.50	2,347.00	2,372.149272	BATS (BXE)
1 February 2019	232,084	2,381.50	2,347.50	2,369.914051	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/816851/01022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

4 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 4 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
4 February 2019	934,853	2,409.00	2,393.50	2,404.797800	LSE

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/817379/04022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

5 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 5 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
5 February 2019	985,177	2,451.00	2,430.00	2,444.575024	LSE
5 February 2019	98,890	2,451.00	2,430.50	2,444.783790	BATS (BXE)
5 February 2019	132,093	2,451.00	2,430.00	2,445.285151	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/818056/05022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

6 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 6 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
6 February 2019	1,342,847	2,463.00	2,434.50	2,448.353012	LSE
6 February 2019	175,394	2,460.50	2,434.00	2,447.648836	BATS (BXE)
6 February 2019	345,000	2,462.50	2,435.50	2,447.975016	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/818684/06022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

7 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 7 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
7 February 2019	1,094,338	2,482.00	2,421.00	2,451.413662	LSE
7 February 2019	207,278	2,467.00	2,420.50	2,436.843080	BATS (BXE)
7 February 2019	190,000	2,481.00	2,422.00	2,452.760176	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/819263/07022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

8 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 8 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
8 February 2019	1,157,700	2,426.00	2,407.50	2,416.459752	LSE
8 February 2019	80,000	2,420.00	2,408.50	2,415.017769	BATS (BXE)
8 February 2019	8,179	2,408.00	2,407.50	2,407.948160	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/819678/08022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

11 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 11 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 February 2019	1,050,000	2,460.00	2,415.50	2,434.489749	LSE
11 February 2019	130,000	2,444.00	2,415.00	2,429.230812	BATS (BXE)
11 February 2019	137,759	2,430.00	2,415.50	2,424.918328	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/820301/11022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

12 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 12 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 February 2019	1,049,046	2,457.50	2,434.50	2,446.79	LSE
12 February 2019	31,253	2,446.00	2,434.50	2,441.48	BATS (BXE)
12 February 2019	22,223	2,439.00	2,434.50	2,438.45	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/821056/12022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

14 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 14 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 February 2019	1,425,000	2,441.50	2,421.00	2,432.76	LSE
14 February 2019	188,848	2,441.00	2,421.00	2,432.56	BATS (BXE)
14 February 2019	330,000	2,441.50	2,421.00	2,432.24	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/822241/14022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

15 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 15 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 February 2019	917,900	2,448.00	2,417.50	2,428.70	LSE
15 February 2019	149,696	2,447.00	2,419.00	2,427.78	BATS (BXE)
15 February 2019	350,000	2,447.50	2,417.50	2,429.26	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/822744/15022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

18 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 18 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 February 2019	658,518	2,430.00	2,410.50	2,419.50	LSE
18 February 2019	121,798	2,430.00	2,410.50	2,420.21	BATS (BXE)
18 February 2019	308,310	2,429.50	2,410.00	2,420.39	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/823224/18022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

19 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 19 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 February 2019	1,287,717	2,421.50	2,401.00	2,410.96	LSE
19 February 2019	215,541	2,421.00	2,401.50	2,410.61	BATS (BXE)
19 February 2019	364,659	2,420.50	2,401.00	2,411.12	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/823847/19022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

20 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 20 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 February 2019	1,172,800	2,427.50	2,400.50	2,417.72	LSE
20 February 2019	195,838	2,426.50	2,400.50	2,417.83	BATS (BXE)
20 February 2019	326,693	2,427.00	2,400.50	2,415.73	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/824605/20022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

21 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 21 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 February 2019	1,029,625	2,424.00	2,398.00	2,409.25	LSE
21 February 2019	121,009	2,423.00	2,399.00	2,409.71	BATS (BXE)
21 February 2019	364,538	2,424.00	2,398.00	2,409.48	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/825186/21022019_ Shell_ RNS_ JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

22 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 22 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 February 2019	983,511	2,428.00	2,395.50	2,410.63	LSE
22 February 2019	114,223	2,427.50	2,395.50	2,408.46	BATS (BXE)
22 February 2019	324,745	2,427.50	2,396.00	2,410.91	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/825646/22022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

25 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 25 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 February 2019	956,199	2,417.50	2,383.50	2,398.68	LSE
25 February 2019	76,657	2,410.00	2,384.50	2,397.72	BATS (BXE)
25 February 2019	350,215	2,417.00	2,385.00	2,398.96	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/826369/25022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

26 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 26 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 February 2019	1,285,534	2,387.50	2,348.50	2,369.33	LSE
26 February 2019	123,415	2,385.00	2,349.00	2,360.88	BATS (BXE)
26 February 2019	375,000	2,388.00	2,349.50	2,368.63	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/827221/26022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

27 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 27 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 February 2019	1,113,504	2,367.00	2,349.00	2,359.35	LSE
27 February 2019	96,521	2,362.00	2,349.00	2,357.45	BATS (BXE)
27 February 2019	295,524	2,366.00	2,349.00	2,359.79	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/827945/27022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

28 February 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 28 February 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 February 2019	1,156,061	2,365.50	2,347.50	2,354.53	LSE
28 February 2019	92,274	2,356.50	2,347.50	2,349.28	BATS (BXE)
28 February 2019	321,406	2,365.00	2,347.50	2,354.98	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/828708/28022019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)
By:	A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: March 4, 2019